December 21, 2012

VIA EDGAR AND BY FEDERAL EXPRESS

Duc Dang, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	ZAIS Financial Corp.
Amended Registration Statement on Form S-11
Originally Submitted November 19, 2012
CIK No. 0001527950

Dear Mr. Dang:

On behalf of our client, ZAIS Financial Corp., a Maryland corporation (the “Company”), we submit an amended draft of the Company’s Registration Statement on Form S-11 (the “Registration Statement”) on a confidential basis to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Company previously submitted a draft of the Registration Statement to the Staff on November 16, 2012.  The amended Registration Statement contains changes made in response to the comments of the Staff on the Company’s initial confidential submission contained in the Staff’s letter, dated December 17, 2012 (the “December 17 Letter”), as well as changes arising from the passage of time since November 16, 2012.

Set forth below are the Company’s responses to the Staff’s comments contained in the December 17 Letter.  The responses are set out in the order in which the comments were set out in the December 17 Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of the Registration Statement, which was confidentially submitted today by the Company via EDGAR, reflecting all changes made to the Company’s initial confidential submission of the Registration Statement.  All page references in the responses below are to the pages of the marked copy of the Registration Statement.

General

1.              We note your statements in the prospectus and analysis beginning on page 124 that you are not an investment company subject to the Investment Company Act of 1940.  Please note that we have referred the registration statement to the Division of Investment Management for further review.

We understand that the Staff has referred the Registration Statement to the Division of Investment Management for further review.

2.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company advises the Staff that neither the Company nor any person authorized to act on the Company’s behalf has presented any written communications, as defined in Rule 405 under the Securities Act, to any potential investors in reliance on Section 5(d) of the Securities Act.  In addition, the Company advises the Staff that no research reports have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering.

3.              Please provide the disclosure required by Item 506 of Regulation S-K or provide us with an analysis as to why you believe this disclosure is not applicable.

Item 506 of Regulation S-K requires the inclusion of disclosure concerning dilution to investors in a securities offering in situations where it is anticipated that there will be “a substantial disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years.”  We refer to officers, directors, promoters and affiliated persons of the Company as “covered persons.”  As described more fully in the Registration Statement, covered persons purchased shares of common stock in the formation transaction on July 29, 2011 at a price of $20.00 per share, purchased shares of common stock in a private placement in October of 2012 at price of $22.23 per share and purchased shares of common stock in a private placement in December of 2012 at price of $22.39 per share.  While the initial public offering price range of the common stock to be offered in the prospectus has not yet been established, the Company does not anticipate that the initial public offering price range will reflect a substantial disparity to the cash cost paid by covered persons.  Consequently, we do not believe the disclosure required by Item 506 of Regulation S-K is required.

4.              Please tell us your estimate aggregate offering amount.

The Company will add the proposed maximum aggregate offering price to the cover page of the first publicly filed Registration Statement.

Prospectus Summary, page 1

Investment Guidelines, page 8

5.              We note that your investment guidelines may be changed without a shareholder vote.  Please disclose how shareholders will be notified in the event there is a change in your investment guidelines.

In response to the Staff’s comment, the Company has added disclosure on pages 9 and 125 of the prospectus under “Prospectus Summary — Investment Guidelines” and “Business — Investment Guidelines,” respectively, to state that to the extent that the Company’s board of directors approves material changes to the Company’s investment guidelines, the Company will inform stockholders of such changes through disclosure in the Company’s periodic reports and other filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Capitalization, page 82

6.              We note that your pro forma capitalization gives effect to the October 11, 2012 private offering of shares of common stock and OP units.  Please tell us why you have not given pro forma effect to the use of the proceeds from such offering to repurchase shares of common stock as disclosed on page 88 and F-26.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as disclosed on page F-13, the Company reflects agreements to repurchase equity shares as liabilities when such agreements require or may require it to settle the obligation by transferring assets. Hence, the repurchase of $25.1 million in shares of common stock, which the Company was obligated to consummate pursuant to a share repurchase agreement entered into in July 2012, is reflected as a repurchase liability in the Company’s Consolidated Balance Sheet as of September 30, 2011 and therefore as a reduction to the appropriate line items of the equity section in the “Actual” column of the capitalization table on page 85.  However, the Company has revised the disclosure of “Cash — Pro forma As Adjusted” in the prospectus to reflect the application of the net proceeds of the private placement in October 2012 to the repurchase of shares.  Additionally, the Company has revised the “Pro Forma As Adjusted” column to give effect to Company’s December 2012 private offering and the application of the net proceeds to the repurchase of shares.

Management’s Discussion and Analysis, page 85

7.              Please disclose and substantiate the estimated net asset value per share that is the partial basis for your 26.9% return provided to initial investors.

In response to the Staff’s comment, the Company has added disclosure in the form of a table on pages 8 and 113 of the prospectus under “Prospectus Summary — Our Performance” and “Business — General,” respectively, setting out the basis of the 26.9% return.

8.              Please disclose the spread between the yield on your assets and your cost of funds, including the impact of interest rate hedging.

In response to the Staff’s comment, the Company has added disclosure on pages 91 and 94 of the prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operation — Net Interest Income”  relating to the spread between the yield on its assets and its cost of funds.

9.              Please disclose the constant prepayment rate for your RMBS assets.

In response to the Staff’s comment, the Company has added disclosure on pages 91 and 95 of the prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operation — Net Interest Income” relating to constant prepayment rate for its RMBS assets.

10.       Here or in the appropriate section, please provide the measure, internal or otherwise, used to determine the credit quality/risks associated with your non-Agency assets.

In response to the Staff’s comment, the Company has added disclosure on page 126 of the prospectus under “Business — Asset Monitoring” relating to its risk profile methodology.

Liquidity and Capital Resources, page 101

11.       We note the current concentration of counterparties that provide you with repurchase financing.  Please tell us your current counterparties.

In response to the Staff’s comment, the Company supplementally advises the Staff that the counterparties under the Company’s three master repurchase agreements, as of November 30, 2012, are Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and Nomura Securities International, Inc.

12.       Please discuss the typical haircut provisions associated with your repurchase agreements or advise.

In response to the Staff’s comment, the Company has added disclosure on page 107 of the prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” relating to the typical haircut provisions associated with the Company’s repurchase agreements.

Our Advisor and Investment Advisory Agreement, page 131

Biographical Information, page 131

13.       We note that Messrs. Zugel and Szymanski and Ms. Crowley serve on your board of directors.  Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that these individuals should serve as directors. Provide similar disclosure for your director nominees when you have identified them. Refer to Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has added the requested disclosure to the biographical information on pages 138 and 139 of the prospectus under “Our Advisor and the Investment Advisory Agreement — Biographical Information.” Additional similar disclosure will be added to cover any subsequently added director nominees.

Historical Performance of Certain Funds and Managed Accounts Managed by ZAIS, page 141

14.       Instead of generically referring to the economic downturn as an adverse experience, please revise to clarify how such downturn specifically affected the programs discussed.

In response to the Staff’s comment, the Company has added disclosure on pages 148, 149 and 150 of the prospectus under “Our Advisor and the Investment Advisory Agreement — Historical Performance of Certain Funds and Managed Accounts Managed by ZAIS.”

15.       Please provide us with a sample of how you calculated the IRR for several of the funds listed.

In response to the Staff’s comment, the Company has attached to this letter as Exhibit A sample IRR calculations covering three of the funds listed under “Historical Performance of Certain Funds and Managed Accounts Managed by ZAIS.”

Conflicts of Interest, page 148

16.       We note that your Advisor and its affiliates have other funds with similar investment targets.  Please disclose the size of these funds and discuss in greater detail how investment opportunities will be allocated.

In response to the Staff’s comment, the Company has added disclosure on pages 18, 156 and 157 of the prospectus under “Prospectus Summary — Conflicts of Interest — Asset Allocations” and “Management — Conflicts of Interest — Asset Allocations,” respectively, relating to the size of the funds and has supplemented the disclosure relating to the Company’s allocation policies.

Equity Incentive Plan, page 151

17.       Please tell us if you plan to include in your future Exchange Act reports the disclosure required by Item 402 of Regulation S-K for awards made under the Equity Incentive Plan.

In response to the Staff’s comment, the Company supplementally informs the Staff that it plans to include in its future Exchange Act reports the disclosure required by Item 402 of Regulation S-K for awards made under its Equity Incentive Plan.

Note 1. Formation and Organization, page F-32

18.       Your disclosure indicates that a mutually agreed upon portion of the shareholders’ and limited partners’ interests in ZAIS Matrix VI-A Ltd. and ZAIS Matrix VI-B L.P. were exchanged for your common stock.  Please clarify whether the mutually agreed upon portion constitutes substantially all of the equity of the Matrix funds or some other percentage.

In response to the Staff’s comment, the Company has added disclosure on page 164 of the prospectus under “The History and Formation of Our Company” indicating that, as of the date of the closing of the formation transaction, the $60.5 million of cash and RMBS assets exchanged for shares of our common stock represented approximately 22.4% of the aggregate equity value of ZAIS Matrix VI-A Ltd. and ZAIS Matrix VI-B L.P., which continued to operate as investment vehicles after the closing of the formation transaction.

Exhibit Index

19.       Please tell us what consideration you gave in deciding not to file the master repurchase agreements as exhibits to the registration statement.  Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as of September 30, 2012, it had entered into master repurchase agreements with three counterparties and had outstanding borrowings with two of these counterparties.  As disclosed in the initial Registration Statement, the Company is also in discussions with other financial institutions in order to potentially provide it with additional repurchase agreement capacity.  As such, the Company believes that its master repurchase agreements are contracts made in the ordinary course of business.  As a consequence, the repurchase agreements are not required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding the Registration Statement.  If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8527.

Very truly yours,

/s/ Jay L. Bernstein
Jay L. Bernstein

Enclosures

cc:    Securities and Exchange Commission

William Demarest

Jorge Bonilla

Kristina Aberg

ZAIS Financial Corp.

Michael Szymanski

Skadden, Arps, Slate, Meagher & Flom LLP

David J. Goldschmidt

Exhibit A

ZAIS FINANCIAL CORP

SAMPLE IRR COMPUTATION

MANAGED ACCOUNT #3

	Date	Gross IRR	Net IRR
Funding	6/30/2009	(10,000,000.00)	(10,000,000.00)
Contribution	8/3/2009	(5,000,000.00)	(5,000,000.00)
Contribution	9/1/2009	(5,000,000.00)	(5,000,000.00)
Contribution	12/9/2011	(2,500,000.00)	(2,500,000.00)
Contribution	1/20/2012	(2,500,000.00)	(2,500,000.00)
Contribution	2/7/2012	(2,500,000.00)	(2,500,000.00)
Contribution	3/6/2012	(2,500,000.00)	(2,500,000.00)
Contribution	8/6/2012	(5,000,000.00)	(5,000,000.00)
Distribution	10/14/2010	3,000,000.00	3,000,000.00
Distribution	10/20/2010	7,000,000.00	7,000,000.00
Distribution	8/29/2011	5,000,000.00	5,000,000.00
Gross/Net Asset Value	9/30/2012	34,757,066.00	31,805,653.00
		23.80%	19.93%

ZAIS FINANCIAL CORPORATION

SAMPLE IRR COMPUTATION

MATRIX VI-C

	Date	Gross IRR	Net IRR
Initial Capital	09/01/07	(30,000,000.00)	(30,000,000.00)
Date of Additional Capital inflow	03/03/08	(15,000,000.00)	(15,000,000.00)
Date of Additional Capital inflow	03/19/08	(45,000,000.00)	(45,000,000.00)
Date of Additional Capital inflow	03/20/08	(60,000,000.00)	(60,000,000.00)
Date of Additional Capital outflow	04/30/08	25,000,000.00	25,000,000.00
Date of Additional Capital inflow	06/19/08	(30,000,000.00)	(30,000,000.00)
Date of Additional Capital inflow	07/30/08	(25,000,000.00)	(25,000,000.00)
Date of Additional Capital inflow	11/28/08	(60,000,000.00)	(60,000,000.00)
Date of Additional Capital inflow	04/09/09	(11,748,000.00)	(11,748,000.00)
Distribution	05/28/10	85,412,000.00	85,412,000.00
Distribution	06/30/10	8,927,209.52	8,927,209.52
Distribution	07/31/10	3,363,170.21	3,363,170.21
Distribution	08/31/10	5,508,803.06	5,508,803.06
Distribution	09/30/10	3,442,686.04	3,442,686.04

Distribution	10/31/10	3,211,988.98	3,211,988.98
Distribution	11/30/10	3,346,493.91	3,346,493.91
Distribution	12/31/10	4,101,474.89	4,101,474.89
Distribution	01/31/11	39,887,994.92	39,887,994.92
Distribution	02/28/11	3,871,459.42	3,871,459.42
Distribution	03/31/11	3,355,975.93	3,355,975.93
Distribution	04/30/11	11,302,383.47	11,302,383.47
Distribution	05/31/11	8,272,609.60	8,272,609.60
Distribution	06/30/11	1,640,256.11	1,640,256.11
Distribution	07/29/11	1,943,312.24	1,943,312.24
Distribution	08/31/11	1,415,605.78	1,415,605.78
Distribution	01/31/12	7,698,534.43	7,698,534.43
Distribution	03/01/12	11,007,871.06	11,007,871.06
Distribution	03/30/12	1,616,995.25	1,616,995.25
Distribution	04/30/12	2,712,057.47	2,712,057.47
Distribution	05/31/12	13,326,760.69	13,326,760.69
Distribution	06/29/12	1,189,660.49	1,189,660.49
Distribution	07/31/12	25,319,762.69	25,287,996.15
Distribution	08/31/12	7,147,632.55	5,360,724.41
Distribution	09/30/12	14,473,193.39	10,854,895.04
Gross/Net Asset Value	09/30/12	42,094,797.68	31,571,098.10
		7.71%	6.01%

ZAIS FINANCIAL CORP

SAMPLE IRR COMPUTATION

Matrix VI-I

	Gross IRR		NET IRR
Initial Capital	4/24/2008	(15,000,000.00)	4/24/2008	(15,000,000.00)
Org Costs	4/24/2008	24,966.71	4/24/2008	24,966.71
Org Costs	5/31/2008	5,141.42	5/31/2008	5,141.42
Date of Additional Capital inflow	6/16/2008	(7,500,000.00)	6/16/2008	7,500,000.00)
Date of Additional Capital inflow	7/3/2008	(15,000,000.00)	7/3/2008	(15,000,000.00)
Date of Additional Capital inflow	7/28/2008	(7,500,000.00)	7/28/2008	(7,500,000.00)
Date of Additional Capital inflow	11/28/2008	(15,000,000.00)	11/28/2008	(15,000,000.00)
Date of Additional Capital inflow	3/27/2009	(15,000,000.00)	3/27/2009	(15,000,000.00)
Distributions	1/31/2011	26,722,566.61	1/31/2011	26,722,566.61
Distributions	4/29/2011	9,493,541.58	4/29/2011	9,493,541.58
Distributions	4/30/2012	5,898,776.56	4/30/2012	5,898,776.56
Distributions	7/31/2012	25,370,765.63	7/31/2012	25,370,765.63
Gross/Net Asset Value	9/30/2012	43,932,302.96	9/30/2012	36,642,690.48
		12.17%		10.10%

Note:

The computation above is for fee-paying investors remaining in the fund as of 9/30/12.